Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

Shares Issued and Outstanding: 135,204,550
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, March 17, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) announced today that good progress continues to be made with the development of the Gahcho Kué diamond mine. The key focus of current activities is the shipment of equipment and supplies on the ice road between Yellowknife and Gahcho Kué.

Mountain Province President and CEO Patrick Evans commented: "Thanks to a high level of preparedness on the part of the project operator, De Beers Canada, and favourable weather conditions, approximately 78 percent of the planned deliveries had been completed by mid-March. This equates to 1,669 out of 2,143 planned truckloads. Based on progress to date, it is anticipated that all the planned deliveries will be made prior to the closing of the ice road."

The 2015 ice road shipments include the mining fleet, drills, high-pressure grinding rolls, structural steel, cement and fuel. Upon completion of these deliveries all the key equipment required for the completion of construction will be on site at Gahcho Kué.

Mountain Province is also pleased to announce that the overall mine development continues on schedule and within budget with first production expected during H2 2016. In addition, good progress continues to be made with the arrangement of the previously announced US$370M term loan facility. A further announcement in this regard is expected shortly.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 11:18e 17-MAR-15